Value Exchange International, Inc.

Unit 602, Block B, 6 Floor, Shatin Industrial Centre

5-7 Yuen Shun Circuit, Shatin, N.T., Hong Kong SAR

Telephone: (852) 29504288

VIA EDGAR - CONFIDENTIAL SUBMISSION - CORRESPONDENCE

December 30, 2022

Taylor Beech, Attorney

Office of Trade and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Value Exchange International, Inc.

SEC Comment Letter, dated 19 November 2022, on Amendment No. 2 to Form 10-K/A for the Fiscal Year Ended December 31, 2021, Filed September 15, 2022, File No. 000-53537

Dear Ms. Beech:

Below are the responses of Value Exchange International, Inc. (“Company”) to the Comment Letter by the SEC Staff (“Staff”), dated November 19, 2022 and received by the Company on December 9, 2022, (“Comment Letter”) on the Company’s Amendment No. 2 to the Form 10-K/A for the fiscal year ended December 31, 2021 (“Amendment No. 2”).

Each comment of the Staff in the Comment Letter is set forth below and is followed by the Company’s corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

1) SEC Comment: Amendment No. 2 to Form 10-K for the Year Ended December 31, 2021 Cash Flow, page 2

1. We note the cross-reference to your disclosure in the Management's Discussion and Analysis section. Please prominently disclose in this section a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. In this regard, we note your disclosure on page 29 only addresses cash flows among your subsidiaries. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on your ability to transfer cash between entities, across borders, and to U.S. investors under Hong Kong or PRC law. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors under Hong Kong or PRC law. In this regard, we note your disclosure only states that "none of [y]our subsidiaries have ever faced difficulties or limitations on the ability to transfer cash to another subsidiary," rather than describing the regulatory framework and that you do not address distributions to or from the holding company and U.S. investors.

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2. Please amend your disclosure here to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. The disclosure should state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash. Include comparable disclosure in the summary risk factors and risk factors sections and provide cross-references to these other discussions in this section.

3. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies in this section and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

Company Response: Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company will revise its disclosures in future Annual Reports on Form 10-K and, if and as appropriate, in future Quarterly Reports on Form 10-Q, to make the requested disclosures in Items 1, 2 and 3 above. Company undertakes to update sections referenced above in Items 1, 2 and 3 as shown in Appendix 1/2/3 hereto.

4) SEC Comment - Explanatory Note, page 3

4. We note you exclude Hong Kong from your definition of "China" on page 3. Please revise to clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong.

Company Response: Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company will revise its disclosures in definition section and other pertinent sections of future Annual Reports on Form 10-K to include the clarification about legal and operational risks of operating in China also applying to operations in Hong Kong. Company undertakes to revise said sections in future Annual Reports on Form 10-K as shown in Appendix 4 hereto.

5. SEC Comment: Item 1. Business: Corporate Structure, Government Regulation and Related Legal Issues, page 4

5. Revise your organizational chart on page 5 to identify the persons or entities that own the remaining equity in VEI HN and SZH.

Company Response: Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company will revise its disclosures in corporate organizational charts in future Annual Reports on Form 10-K to state the equity ownership in VEI HN and SZH (as well as in any other Company subsidiary or joint venture) owned by equity holders other than the Company. Company undertakes to revise disclosures about equity in VEI HN and SZH as shown in Appendix 5 hereto.

6. SEC Comment – Certain Chinese and Hong Kong Laws and Regulations, page 8

6. We note your disclosure that counsel has advised the Company that "the laws and regulations of China do not currently have any material impact on Company’s business, financial condition or results of operations," and that "the Company and its operations are not currently subject to or materially impacted by the Chinese cybersecurity-data laws." The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure.

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Company Response: Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company will revise its disclosures about Chinese and Hong Kong laws and regulations in future Annual Reports on Form 10-K to exclude any “materiality” qualifier. Company undertakes to revise such disclosures in future Annual Reports on Form 10-K as shown in Appendix 6 hereto.

7) SEC Comment 7, page 9. We note your disclosure that "to operate [y]our general business activities currently conducted in China, [y]our relevant Chinese subsidiaries may also be required to obtain other permits from the Chinese government." Please confirm that you have received each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors and that all such licenses, permits, and approvals are disclosed in your filing.

Company Response: Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company will revise future disclosures about required licenses and permits to disclose whether the Company and its subsidiaries have all required licenses and permits required by local government to operate their respective businesses in those locations as well as to offer and sell Company securities to non-Chinese/non-Hong Kong investors. Company undertakes to revise future disclosures about necessary licenses and permits as shown in Appendix 7 hereto.

Please note that, as stated on page 4 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 1, 2021, the Company is not structured to be a primary beneficiary of a variable interest entity or “VIE”.

8) SEC Comment: U.S. Laws: The Holding Foreign Companies Accountable Act (the HFCAA"), page 12 (“U.S. Laws section”).

8. State that you have been included on the conclusive list of issuers identified under the HFCAA on our website, and acknowledge the ramifications of such identification, including volatility in the trading price of your securities. Additionally, when discussing the PCAOB Statement of Protocol, please also discuss that the PCAOB will be required to reassess its determinations by the end of 2022.

Company Response: Company respectfully acknowledges the Staff’s comments and advises the Staff that the Company will post on the Company website: (1) Company’s being conclusively identified by the SEC as a Commission Identified Issuer; (2) acknowledge the ramifications of being a Commission Identified Issuer, including volatility in trading price of Company securities; and (3) disclose (on the website and in disclosures in future Annual Reports on Form 10-K) about PCAOB reassessing its determination of public auditors who cannot be fully investigated and audited by PCAOB by end of 2022. Company undertakes to make these disclosures as shown in Appendix 8 hereto.

Staff has not requested that we address or update disclosures based on the December 15, 2022 announcement by the Public Company Accounting Oversight Board or “PCAOB” that it is revoking its prior determination that the PCAOB is unable to fully investigate and audit public auditors in Hong Kong or China. Further, Company’s public auditor purportedly received the following 19 December 2022 email from the SEC: “This message is to notify your firm that the Public Company Accounting Oversight Board (“PCAOB” or “Board”) has vacated the December 16, 2021 determination, made pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”), 15 U.S.C. § 7214(i)(A)(2), and PCAOB Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act, to which your firm was subject.  The Board’s decision means that your firm is not subject to any HFCAA determination currently in effect.  As the firm’s primary contact with the Board, you are receiving a courtesy copy of the Board’s determination report, which is publicly available on the HFCAA page of the PCAOB website. No action is required of your firm as a result of the Board’s decision.”  Of course, the Company will address these new developments in any future disclosures in Annual Report on Form 10-K filings to disclose the current status of the Company under the HFCAA and underlying SEC rules.

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9) SEC Comment: Item 1A. Risk Factors Operational and Legal Risks Associated with being a U.S. Public Company with Chinese-Based and Hong Kong-Based Operations, page 17

9. Include a cross-reference to the relevant individual detailed risk factor in your risk factor summary.

Company Response: Company undertakes to make the requested cross references in summary list of risk factors to relevant detailed risk factors in Item 1A. Risk Factor sections of future Annual Reports on Form 10-K and in Risk Factors stated in future Quarterly Reports on Form 10-Q.

Appendix 9 sets forth an example of future cross-reference to detailed risk factors in the summary risk factors.

10) SEC Comment - General

10. We note your disclosure on page 23 that your directors are either permanent residents or citizens of, and reside in, Hong Kong, China or Singapore, except for director Robert Trapp, who is a citizen and resident of the United States. Please revise to include a separate “Enforceability” section consistent with Item 101(g) of Regulation S-K and identify the directors, officers, and members of senior management located in the PRC or Hong Kong.

Company Response: Item 101(g) of Regulation S-K applies to foreign private issuers. The Company is not a foreign private issuer. However, the Company undertakes to make the requested disclosures about the Hong Kong or Chinese residency of directors and senior officers in future discussion of risk factors relating to obtaining service of process on and asserting legal claims against directors and senior officers who reside in China or Hong Kong.

Company undertakes to make these requested disclosures in future Annual Reports on Form 10-K as shown in Appendix 10 hereto.

Conclusion. We hope that the forgoing has been responsive to the SEC Staff’s comments. We look forward to resolving the Staff comments and any further Staff comments in an expeditious manner.

Please direct any correspondence to Channing Au, Chief Financial Officer, at email: Channing.AU@value-exch.com. In the United States, the Company’s contact is Paul W. Richter, PW Richter plc, Telephone: (703) 725-7299 or email: pwr@pwrichtersec.com. Mr. Richter is outside legal counsel to the Company on select U.S. legal matters.

Sincerely,

/s/ Channing Au

Channing Au

Chief Financial Officer

cc: Robert H. Trapp, Director & Audit Committee Member; Wong Tat Keung, Director & Audit Committee Member; and Wong Shui Yeung, Director & Audit Committee Member

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APPENDICES

Appendix 1/2/3

Cash Flow. Regarding the cash transfer throughout our organization, we have implemented internal cash management policies for all of our subsidiaries, which require the relevant financial staff to verify that the relevant documents issued by the requesting staff are approved by a supervisor and are qualified for distribution under internal accounting rules, and then the actual distribution requires the approval of a competent supervisor of the relevant financial staff. Any voucher will be stamped after payment and the payee will sign the request for payment as a receipt. In addition, all payments shall be made by remittance, crossed and stamped non-endorsed transfer cheques, except for certain specified cash payables. When transferring any inter-group funds or to our investors, the cash management procedures is the same as the cash management policies for external payment to payees as set out above.

As such, our Hong Kong subsidiaries, Chinese subsidiaries and our Philippines subsidiary are funded by their respective internal cash inflows or, when necessary, by capital injection from VEI CHN. Our subsidiaries occasionally purchase goods or services from intra-group subsidiaries in other geographic location, and payment is made directly into the operating subsidiary which is providing goods or services.

None of the Company or its consolidated subsidiaries have ever faced difficulties, restrictions or limitations on the ability to transfer cash which have been made between the Company, our subsidiaries in different jurisdiction, or to our U.S. investors due to any reasons, including but not limited to the interventions in or the imposition of restrictions and limitations by the Hong Kong or Chinese law or regulation governing the transfer of cash. However, there can be no assurance that there will not be additional or new laws, rules and regulations promulgated by, or other actions taken by, the Hong Kong or Chinese government authorities, which may lead to potential intervention affecting or imposition of restrictions on the ability of the Company or our subsidiaries to transfer cash. In such events, our business, financial condition and results of operations may be materially and adversely affected. For a description of the risks facing the Company associated with our structure, please refer to “Item 1A. Risk Factors – Risks Related to Doing Business in China and Hong Kong” below at page ** and further description of Chinese Laws and Regulations in Item 1 Business at page **.

Except for the following aggregate intra-group cash flow, there were no other transfers of assets which have been made between our holding company or our subsidiaries, for the years ended December 31, 2020 and 2021:

Year Ended December 31st

From	To	2021 USD$	2020 USD$
VEI CHN	VEI HKG	946,090	-
VEI HKG	VEI SHG	645,038	11,442
VEI SHG	VEI CHN	346,719	-
VEI SHG	VEI HN	225,840	106,720
VEI SHG	SZH	102,760	20,876
TSI	VEI HKG	37,965	54,267
VEI CHN	TSI	11,233	-
VEI HKG	VEI CHN	-	347,507

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For a detailed description on the transfer of cash through our organization and details on the aggregate intra-group cash flow for the years ended December 31, 2020 and 2021, see “Item 7 – Management’s Discussion and Analysis of Financial Condition and Operating Results – Cash Flow” on page ** below.

Dividends and Other Distributions. The Company was incorporated in Nevada, United States as a holding company and has no revenue generating operations. All revenue generating operations are conducted through our subsidiaries in the Hong Kong, China, and Philippines. We do not anticipate paying dividends in the foreseeable future on our common stock. The Company declared and paid a one-time cash dividend of $0.005 per shares of Common Stock in 2021. The declaration of dividends on any class of shares is within the discretion of our board of directors, subject to the Nevada law governing declaration and payment of dividends, out of legally available funds, and will depend on the assessment of, among other factors, earnings, capital requirements and our operating and financial condition. If we determine to pay dividends on any of our capital stock in the future to our stockholders, we will be dependent on receipt of funds from our operating subsidiaries. There have been no other transfers, dividends or distributions to our U.S. investors by us.

If we determine to pay dividends on any of our Common Stock in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiaries in Hong Kong. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. There are no restrictions or limitations under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor is there any restriction on any foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to investors outside of China, nor is there any restrictions and limitations to distribute earnings from the subsidiaries, to the Company and investors outside of China and amounts owed.

The Chinese laws, rules and regulations applicable to our Chinese subsidiaries permit payments of dividends only out of their accumulated profits, if any, determined in accordance with applicable accounting standards and regulations. The same requirement applies to Hong Kong subsidiaries.

Although we did not rely on our Chinese subsidiaries in dividend and other distributions on equity in the past, we may rely on dividends and other distributions on equity paid by our Chinese subsidiaries for our cash and financing requirements in the future, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. There have not been any such dividends or other distributions from our Chinese subsidiaries to our subsidiaries located outside of China. In addition, save as disclosed above, none of our subsidiaries have ever issued any dividends or distributions to us or their respective shareholders outside of China. According to the Foreign Investment Law of the People’s Republic of China and its implementing rules, which jointly established the legal framework for the administration of foreign-invested companies, a foreign investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in RMB or any foreign currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency. According to the Company Law of the People’s Republic of China and other Chinese laws and regulations, our Chinese subsidiaries may pay dividends only out of their respective accumulated profits as determined in accordance with Chinese accounting standards and regulations. In addition, each of our Chinese subsidiaries is required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss the Chinese subsidiary incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Such statutory reserve funds and the accumulated after-tax profits that are used for covering the loss cannot be distributed to us as dividends. At their discretion, our Chinese subsidiaries may allocate a portion of their after-tax profits based on Chinese accounting standards to a discretionary reserve fund. As a result of these restrictions, our China subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. Statutory reserve funds are not distributable as cash dividends.

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Renminbi is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our Chinese subsidiaries to use their potential future renminbi revenues to pay dividends to us. The Chinese government imposes controls on the convertibility of renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of foreign currency may then restrict the ability of our Chinese subsidiaries to remit sufficient foreign currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our foreign-currency-denominated obligations. The renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, without the need of the approval of the State Administration of Foreign Exchange of China (“SAFE”). By contrast, the renminbi under the “capital account,” which includes foreign direct investment and foreign currency debt, including loans we may secure for our onshore subsidiaries, may be converted into other currencies upon the approval of the SAFE and the conversion is also subject to other restrictions or limitations, e.g., control of a Chinese entity’s foreign debt quota. Currently, our Chinese subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the SAFE by complying with certain procedural requirements. However, the relevant Chinese governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. The Chinese government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions falling under both the current account and the capital account. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in renminbi to fund our business activities outside of China or pay dividends in foreign currencies to holders of our securities. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant Chinese governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

In addition, shareholders may potentially be subject to Chinese taxes on dividends paid by us in the event we are deemed a Chinese resident enterprise for Chinese tax purposes. According to the Income Tax Law, income such as dividends, rental, interest and royalty from the China derived by a non-resident enterprise which has no establishment in China or has establishment but the income has no relationship with such establishment is subject to a 10% withholding tax, which may be reduced if the foreign jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement, unless the relevant income is specifically exempted from tax under the applicable income tax laws, regulations, notices and decisions which relate to foreign invested enterprises and their investors. According to the Notice of the State Administration of Taxation on Issues Relating to the Administration of the Dividend Provision in Tax Treaties, the corporate recipients of dividends distributed by Chinese enterprises must satisfy the direct ownership thresholds at all times during the twelve (12) consecutive months preceding the receipt of the dividends.

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Historically, none of the Company or its consolidated subsidiaries have ever faced difficulties, restrictions or limitations on the ability to distribute earnings which have been made between the Company, our subsidiaries in different jurisdiction, or to our U.S. investors due to any reasons, including but not limited to the interventions in or the imposition of restrictions and limitations by the Hong Kong or Chinese law to distribute earnings. However, there can be no assurance that there will not be additional or new laws, rules and regulations promulgated by, or other actions taken by, the Hong Kong or Chinese government authorities, which may lead to potential intervention in or imposition of restrictions on the ability of the Company or our subsidiaries to distribute earnings, to transfer cash or on foreign exchange. In such events, our business, financial condition and results of operations may be materially and adversely affected. For a description of the risks facing the Company associated with our structure, please refer to “Item 1A. Risk Factors – Risks Related to Doing Business in China and Hong Kong” below at page ** and further description of Chinese Laws and Regulations in Item 1 Business at page **.

Appendix 4

Defined Terms: Unless the context requires otherwise, all references to “we,” “our,” “us” and “Company” refer to the Company and its consolidated subsidiaries (unless stated otherwise or the context indicates otherwise) and “Company’s operating subsidiaries” or “its operating subsidiaries” refers to Company’s consolidated subsidiaries (as identified in the Corporate Organization section of Item 1 Business below at page **). References to “China,” “PRC” and “Chinese” refers to People’s Republic of China. References to “Chinese government” refers to PRC central government and “Chinese laws” refers to PRC laws. “Hong Kong“ as used below means the Hong Kong SAR. Hong Kong is a special administrative region or “SAR” of China under the Basic Law, which is the “constitution” of Hong Kong as established as part of the transfer of Hong Kong to China by the United Kingdom in 1997, and is treated as such in the disclosures below. However, the operational risks faced by the Company and its subsidiaries and associated with China also apply to Company and its subsidiaries in Hong Kong due to the demonstrated ability and willingness of the Chinese government to impose Chinese laws and policies in Hong Kong, even if those actions are in conflict with the Basic Law. As such, Hong Kong is not independent of Chinese government control and influence and our operations and assets in Hong Kong can be subjected to Chinese government regulation and decisions. “Exchange Act” means the Securities Exchange Act of 1934, as amended. “Securities Act” means the Securities Act of 1933, as amended. “Commission” or “SEC” refers to the U.S. Securities and Exchange Commission. “You” or “your” refers to any investor of the Company or recipient of this Amendment Two. “OTCQB” means The OTC Markets Group Inc. QB Venture Market.

Appendix 5

Corporate Organization. Our corporate organization and structure as of December 31, 2021, are as shown below. Percentages show percentage ownership of a company’s voting equity securities.

[for convenience of reference – the organizational chart is on next page]

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Note a: The remaining 49% share equity of VEI HN is owned by Li Gongyuan, a Chinese national.

Note b: The remaining 49% share equity of SZH is owned by Shanghai Nanan Cosmeceutical Technology Development Limited, a Chinese company, which 54.6% share is effectively controlled by Li Chengliang, a Chinese national.

Appendix 6

Chinese and Hong Kong Business Permits and Regulation. With respect to Chinese and Hong Kong requirements for business or other operational approvals, permits, licenses, or registration requirements necessary to operate our businesses in China and Hong Kong (collectively, “Permits”), the Company and its subsidiaries have not historically been adversely affected by any difficulty, delay or failure to obtain required Permits. However, we cannot predict the effect that the compliance with Chinese and Hong Kong laws and regulations may have on our ability to obtain required Permits in the future, especially in light of increasing Chinese government intervention affecting and modification of Hong Kong laws, regulations and policies.

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Company’s Hong Kong legal counsel as to Chinese and Hong Kong laws has advised us that: (1) the laws and regulations of China do not currently have an adverse impact on our business, financial condition or results of operations in Hong Kong and (2) we are not currently required to obtain any permission or approval from the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or any other regulatory authority in China for the Company or subsidiary operations for the trading of our common stock or other securities on the OTCQB and the issuance of our securities to foreign investors, except, based on guidance from our Hong Kong legal counsel, that: the Chinese government’s Central State Administration of Foreign Exchange (“SAFE") adopted regulations in 2007 that require the registration with SAFE of any grants of equity based incentive compensation to Chinese nationals employed by a foreign (non-Chinese) company with its securities listed on a foreign exchange or employed by a Chinese subsidiary of such a foreign listed company. Chinese nationals serving as officers and directors are included in the definition of “Chinese employees.” Grants to non-Chinese nationals or a permanent residency permit in another country do not require approval or registration under the 2007 regulations. Under 2012 regulations adopted by SAFE for equity-based grants to Chinese employees by foreign companies with securities listed on foreign exchanges: (1) the scope of registration includes grants or issuances of stock options, stock purchase rights, stock appreciation rights, phantom awards, performance awards, restricted stock (units) and a catch-all "other type of awards to Chinese employees to be registered with SAFE; and (2) nationals of Hong Kong, Macau and Taiwan working for the foreign company in China may be included, but are not required to be included, in the registration with SAFE. The registration is filed in the SAFE office in the province in which the foreign company’s Chinese subsidiary is located. The main purpose of the 2007 and 2012 regulations is to allow the Chinese government to monitor incentive compensation received by Chinese nationals from foreign companies with securities listed on foreign exchanges. The Company adopted an incentive plan in 2022, the 2022 Equity Incentive Plan (“Plan”), but has not granted or issued any equity based grants or awards under the Plan. The Company will register any equity-based grants or awards under the Plan to Chinese employees (including officers and directors) prior to approving any such grants or awards. Registration of awards to Chinese employees will also require the Company to file quarterly and annual reports on equity-based awards to Chinese employees with SAFE as well as renew the SAFE registration of the equity based plan on an annual basis.

Based on guidance from Hong Kong legal counsel to the Company, the Company and its operations are not currently subject to and not currently impacted by the Chinese cybersecurity-data laws described in this Chinese Data Laws. Chinese Legal Developments for Data Security. The Company and its subsidiaries in China and Hong Kong do not collect the data or act as a data center for information that is the focus of and under the purview of the Chinese national security and cybersecurity laws.

The impact of Chinese laws and regulations on the Company and its Hong Kong operations and subsidiaries are subject to the uncertainties created by the Chinese government’s growing intervention affecting, and imposition of Chinese laws, regulations and policies in, Hong Kong since 2017 and willingness to ignore or invalidate conflicting Hong Kong laws, regulations and policies. See following risk factors in Item 1A Risk Factors for potential impact of possible changes in the impact of Chinese laws, regulations and policies on the Company and its Hong Kong and Chinese subsidiaries:  Substantial uncertainties and restrictions with respect to the political and economic policies of the Chinese government and Chinese laws and regulations could have a significant impact upon the business that we conduct in Hong Kong and in China and accordingly on the financial condition of the Company. Our business, financial condition and results of operations, and the value of our common stock, or our ability to offer or continue to offer securities to investors, may be adversely affected as a result of actions by the Chinese government in China or in Hong Kong, at page **; and Chinese Government has the unfettered authority to impose new laws, regulations and policies on Chinese and, if the Chinese Government so chooses, on Hong Kong companies and those changes may have an adverse, significant impact on the Company and Company’s operating subsidiaries, at page **; and If any of the laws, regulations or policies of Chinese governments imposed in Hong Kong change, or the Company or its operating subsidiaries inadvertently and incorrectly conclude that they are not subject to those laws, regulations or policies and must in fact comply with those Chinese laws, regulations or policies, including obtaining new licenses or permits or approvals, then any of those occurrences may cause the Company to materially change its corporate structure or business operations and those changes may result in: (1) adverse impact on the ability of the Company to offer and issue its securities to investors or the ability of the Company to operate as a U.S. public company with its securities quoted or traded in the United States; (2) a significant decrease in the value or liquidity of Company’s common stock; or (3) Company’s operating subsidiaries being unable to continue business operations as before if they cannot obtain required approvals, licenses or permits, or cannot comply with new or changed applicable legal requirements, at page **.

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Appendix 7

As a general business legal requirement, Company’s Chinese subsidiaries are required to obtain a business license from the State Administration for Market Regulation (“SAMR”). Each of our Chinese subsidiaries has obtained a valid business license from the SAMR, and no application for any such license has been denied. Further, to operate our general business activities currently conducted in China, our relevant Chinese subsidiaries may also be required to obtain other permits from the Chinese government. Company’s Chinese subsidiaries have obtained the necessary permits applicable to them and no application for such permits has been denied by authorities. Our Hong Kong and Philippines subsidiaries likewise have all local government permits to operate their respective businesses. As of the date of the filing of this Form 10-K Report, the Company and each of its subsidiaries have obtained all licenses and permits required to conduct their respective businesses in all jurisdictions in which those businesses are conducted. Further, except for grants or awards of equity based incentive compensation to Chinese nationals employed by the Company or any of its subsidiaries, the Company has all necessary permits and licenses from Chinese and Hong Kong governments to issue securities to foreign investors (See Chinese and Hong Kong Business Permits and Regulation on page ** above for description of requirements for grant or award of equity based compensation to Chinese nationals). Any permits or licenses necessary to operation of the Company and its subsidiaries that are not usual and customary business licenses and permits required of all for-profit businesses in the locality in question are listed in Item 1. Business at page **.

Appendix 8

As of May 13, 2022, the SEC has conclusively identified the Company as a Commission Identified Issuer under the HFCAA and underlying SEC rules on May 13, 2022. As a result of our identification as a Commission Identified Issuer, our Common would be delisted from the OTCQB if Company’s current public auditor is not able to be fully audited and inspected by the PCAOB for three consecutive fiscal years, commencing with the fiscal year ended December 31, 2021, and listing and trading in Company our Common Stock would be prohibited in United States as early as 2024. Our current public auditor has been identified by the PCAOB as being an auditor that cannot be fully audited and investigated by the PCAOB due to Chinese government policies. Further, the risks and uncertainty associated with being identified as a Commission Identified Issuer and possible delisting of our Common Stock under the HFCAA could have a negative impact on investors’ confidence in our Common Stock as an investment and thereby adversely impact the price of our Common Stock, which adverse impact could result in volatility in trading price of our Common Stock or possibly render illiquid an investment in our Common Stock.

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Compromise by PCAOB and China on HFCAA. On August 26, 2022, the SEC issued a Statement on Agreement Governing Inspections and Investigations of Audit Firms Based in China and Hong Kong (“August 26, 2022 Compromise”). Under the August 26, 2022 Compromise, the PCAOB, China Securities Regulatory Commission (“CSRC”), and Ministry of Finance of People’s Republic of China established a framework allowing the PCAOB to inspect and investigate registered public accounting firms in mainland China and Hong Kong. The PCAOB began efforts in the last calendar quarter of 2022 to investigate and audit public auditors in China and Hong Kong in accordance with the August 26, 2022 Compromise. While the PCAOB announced on December 15, 2022, that it had been able for the first time to fully investigate and audit public auditors in China and Hong Kong, the PCAOB has not released its final assessment of public auditors in China and Hong Kong under the HFCAA, which assessment is anticipated in 2022 based on PCAOB public statements, and until PCAOB releases a final assessment that it is able to fully investigate and audit Chinese and Hong Kong public auditors, including our public auditor, we remain a Commission Identified Issuer and continue to face the risk of delisting of our Common Stock from the OTCQB and a ban on trading of our securities on U.S. securities markets if we have three consecutive annual audit reports issued by a public auditor who cannot be fully investigated and audited by PCAOB. As of the filing of this Amendment, the Company continues to face the risk and uncertainties under the HFCAA and underlying SEC rules, and, consequently, we are continuing with our plans to avoid delisting of our Common Stock ban on trading of our securities on U.S. securities markets under the HFCAA by engaging a public auditor that can be fully investigated and audited by the PCAOB prior to triggering the delisting and ban of our securities under the HFCAA and underlying SEC rules.

Appendix 9

Summary. The Chinese government may exercise significant oversight and discretion over the conduct of Company and Company’s operating subsidiaries in China as well as in Hong Kong (despite Hong Kong being a separate system from mainland China) and may intervene in or influence our operations and our status as a U.S. public holding company at any time. These Chinese governmental actions:

1)	could disallow our corporate structure as a U.S .public holding company in Hong Kong or our ownership of Chinese subsidiaries;

2)	could result in a material change in our operations, including, without limitation, reincorporation of companies, transfers of operations or assets to other jurisdictions, cessations of operations, bankruptcy, insolvency, liquidation, changes in business lines, efforts to list or continue to trade our securities on non-U.S. securities exchanges and going private transactions – each of these transactions could render worthless or illiquid or nominal in value any investment in the Company;

3)	could hinder our ability to continue to offer securities to investors outside of China and Hong Kong or list our securities on any U.S. national securities exchange or OTCQB; and

4)	may cause the value of our securities to significantly decline or become illiquid investment or completely worthless.

For the summary risk factors #1, #2, #3 and #4 above, see following risk factor disclosures in this Item 1A. Risk Factors: Substantial uncertainties and restrictions with respect to the political and economic policies of the Chinese government and Chinese laws and regulations, as applied in China and Hong Kong could have a significant impact upon the business that we conduct in Hong Kong and in China and accordingly on the financial condition of our company and its operating subsidiaries. Our business, financial condition and results of operations, and the value of our common stock, or our ability to offer or continue to offer securities to investors, may be materially and adversely affected as a result of actions by the Chinese government in China or in Hong Kong, at page **; Chinese Government has the unfettered authority to impose new laws, regulations and policies on Chinese and, if the Chinese Government so chooses, on Hong Kong companies, and those changes may have an adverse, significant impact on the Company and Company’s operating subsidiaries, at page **; and In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, though such oversight has not been imposed on our operations as of the date of the filing of this Form 10-K Report, we may be subject to a variety of Chinese laws and other obligations regarding data protection and any other rules, which can apply to Chinese as well as Hong Kong companies, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our quotation and trading of our Common Stock on OTCQB market or any U.S. national securities exchange, or our financial condition, and results of operations, at page **.

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Appendix 10

Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China or Hong Kong based upon U.S. laws, including the federal securities laws or other foreign laws, against us or our directors and executive officers who reside in China or Hong Kong.

All or substantially all of our and our principal operating subsidiaries’ current operations and assets are located in Hong Kong or China. Moreover, six of our eight current directors and all of our executive officers are residents of Hong Kong. All or a substantial portion of the assets of these directors and executive officers are located outside the U.S. and in Hong Kong or in China. Other than our Chairman, Mr. Chan Heng Fai, who is a resident of Singapore and director Robert Trapp, who is a resident of the United States, the rest of our management members reside in Hong Kong. Our senior officers, Mr. Tan Seng Wee, the Chief Executive Officer and a director, and Mr. Au Cheuk Lun, our Chief Financial Officer, as well as directors Tsang Po Wee, Lee Yuen Fong, Wong Shui Yeung, and Wong Tat Keung are all residents of Hong Kong.

As a result, it may not be possible to effect service of process within the U.S. or elsewhere outside Hong Kong or China upon these directors and executive officers who reside in Hong Kong or may reside in or claim residence in China. In addition, uncertainty exists as to whether the courts of the Hong Kong or China would recognize or enforce judgments of U.S. courts obtained against us or such officers or directors predicated upon the civil liability provisions of the securities laws of the U.S. or any state thereof, or be competent to hear original actions brought in Hong Kong or China against us or those directors or executive officers predicated upon the securities laws of the U.S. or any state thereof. Under the Nationality Law of the People's Republic of China (“CNL”), which has been applied in the Hong Kong since 1 July 1997, and pursuant to Article 18 of and Annex III to the Basic Law, Hong Kong residents who are of Chinese descent and were born in the Chinese territories (including Hong Kong), or persons who satisfy the criteria laid down in the CNL as having Chinese nationality, are regarded as Chinese nationals by the Chinese government.

The legal and judicial systems in China are still rudimentary, and enforcement of existing laws is uncertain. As a result, it may be impossible to obtain swift and equitable enforcement of laws that do exist, or to obtain enforcement of the judgment of one court by a court of another jurisdiction. The Chinese legal system is based on the civil law regime, that is, it is based on written statutes. Unlike the U.S. legal system, a decision by one judge in China does not set a legal precedent that is required to be followed by Chinese judges in other cases. In addition, the interpretation of Chinese laws and Chinese court decisions may be varied to reflect domestic political changes or may be dictated or invalidated by the Chinese government.

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While the Hong Kong court system is based on English common law system (like the United States court system) under the Basic Law, the “constitution” of Hong Kong written when United Kingdom handed control of Hong Kong to China in 1997, and has operated independently from Hong Kong government in the past, the independence of the Hong Kong judiciary has been undermined in the past three years by the Chinese government. Since the Chinese government has imposed national security laws of China in Hong Kong, the PRC National People’s Congress Standing Committee (“NPCSC”), which is a central authority of the Chinese government, has held that NPCSC decisions and directives are not reviewable by Hong Kong courts. The Court of Final Appeal, Hong Kong’s highest court, ruled in January 2021, that NPCSC decisions have the force of law in Hong Kong and are not subject to judicial review by Hong Kong courts. The former independence and integrity of the common law system of the Hong Kong courts have been compromised by Chinese government influence and direct intervention and investors face the same risks and challenges of obtaining service of process and pursuing and enforcing legal claims against our directors and senior officers who reside in China in the Chinese court system in obtaining service of process and pursuing and enforcing claims against our directors and senior officers who reside in Hong Kong in the Hong Kong court system.

The promulgation of new laws, changes to existing laws and the pre-emption of local regulations by national laws in China or Hong Kong may further and adversely affect investors seeking to enforce or assert claims against us or our management in Chinese or Hong Kong courts.

The Company and its operating subsidiaries have no assets or operations in United States. As a Nevada incorporated corporation, the Company has a registered agent office in the State of Nevada for service of process on the Company, but not for service of process on its officers and directors and not for service on its foreign subsidiaries and their officers and directors.

***

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